Exhibit 99.1

Tarena and the Buyer Group Agree to Terminate Merger Agreement

BEIJING, November 15, 2021 /PRNewswire/ -- Tarena International, Inc. (Nasdaq: TEDU) (“Tarena” or the “Company”), a leading provider of adult professional education and childhood & adolescent quality education services in China, today announced that the Company and the buyer group (the “Buyer Group Parties”) consisting of Mr. Han Shaoyun, Ascendent Capital Partners III, L.P., Kidedu Holdings Limited (“Parent”), Kidarena Merger Sub, a wholly owned subsidiary of Parent (“Merger Sub”) and Kidtech Limited, a wholly owned subsidiary of Mr. Han Shaoyun, have mutually agreed to terminate the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated April 30, 2021. All parties have entered into a Termination and Settlement Agreement (the “Termination Agreement”) with respect to the mutual termination.

The Company and the Buyer Group Parties were in disagreement on specific terms and conditions within the Merger Agreement. Subsequently, the Company delivered a written notice to the Buyer Group Parties on September 30, 2021, informing them of the Company’s intention to terminate the Merger Agreement. In order to resolve such differences, the parties engaged in good-faith discussions to proactively explore solutions. Ultimately, all parties mutually agreed to terminate the Merger Agreement and release the parties’ obligations thereunder subject to the terms of the Termination Agreement.

Pursuant to the Termination Agreement, in connection with the amicable settlement and mutual termination, the Buyer Group Parties will pay a settlement payment of US$3.53 million to the Company by November 26, 2021. The Merger Agreement will be terminated upon receipt by the Company of such payment in full within the aforementioned time period.

The Company believes that the settlement is in the best interests of the shareholders and will continue to evaluate strategic options available to the Company. “We are committed to our growth strategy of continuous quality upgrade of our excellent educational products and services and relentless enhancement in our operational efficiencies. In the second quarter of 2021, our total net revenues and gross profit margin increased significantly and net loss decreased substantially compared to the same period of last year. The Company expects its total net revenues for the third quarter of 2021 to exceed its financial results for the second quarter. We believe that the Company can maintain a sustainable growth in the adult professional education and childhood & adolescent quality education businesses.” remarked Ms. Ying Sun, the Chief Executive Officer of Tarena.

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and childhood and adolescent quality education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers childhood and adolescent quality education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including any business outlook and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

For further information, please contact:

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn